FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, September 23, 2014

INTENTION TO MAKE A
NORMAL COURSE ISSUER BID FOR SUBORDINATE VOTING SHARES AND PREFERRED SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces today that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by Fairfax of its intention to commence a Normal Course Issuer Bid for its Subordinate Voting Shares, Cumulative 5-Year Rate Reset Preferred Shares, Series C (“Series C Shares”), Cumulative 5-Year Rate Reset Preferred Shares, Series E (“Series E Shares”), Cumulative 5-Year Rate Reset Preferred Shares, Series G (“Series G Shares”), Cumulative 5-Year Rate Reset Preferred Shares, Series I (“Series I Shares”), and Cumulative 5-Year Rate Reset Preferred Shares, Series K (“Series K Shares” and, together with the Series C Shares, Series E Shares, Series G Shares and Series I Shares, the “Preferred Shares”) through the facilities of the TSX.  Purchases will be made in accordance with the rules and policies of the TSX and Subordinate Voting Shares and Preferred Shares purchased will be cancelled.

The notice provides that Fairfax’s board of directors has approved the purchase on the TSX, during the period commencing September 26, 2014 and ending September 25, 2015, of up to 800,000 Subordinate Voting Shares, 999,900 Series C Shares, 800,000 Series E Shares, 1,000,000 Series G Shares, 1,200,000 Series I Shares and 950,000 Series K Shares, representing approximately 3.9% of the public float in respect of the Subordinate Voting Shares and 10% of the public float in respect of each series of Preferred Shares. As at September 22, 2014, Fairfax had outstanding 20,866,118 Subordinate Voting Shares, 10,000,000 Series C Shares, 8,000,000 Series E Shares, 10,000,000 Series G Shares, 12,000,000 Series I Shares and 9,500,000 Series K Shares. Under the bid, Fairfax may purchase up to 7,932 Subordinate Voting Shares, 2,894 Series C Shares, 1,827 Series E Shares, 2,067 Series G Shares, 2,356 Series I Shares and 1,816 Series K Shares on the TSX during any trading day, each of which represents 25% of the average daily trading volume on the TSX calculated in accordance with the rules of the TSX. This limitation does not apply to purchases made pursuant to block purchase exemptions.

From time to time, when Fairfax does not possess material nonpublic information about itself or its securities, it may, in accordance with the requirements of applicable securities laws and the TSX, enter into a pre-defined plan with its broker to allow for the purchase of its Subordinate Voting Shares or Preferred Shares, as the case may be, under the bid at times when it ordinarily would not be active in the market due to its own internal trading blackout periods.

Fairfax is making this Normal Course Issuer Bid because it believes that in appropriate circumstances its Subordinate Voting Shares and Preferred Shares represent an attractive investment opportunity and that, with respect to the Subordinate Voting Shares, purchases under the bid will enhance the value of the Subordinate Voting Shares held by the remaining shareholders.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

Pursuant to its existing normal course issuer bid for its Subordinate Voting Shares, Fairfax has purchased 79,306 of its Subordinate Voting Shares during the last twelve months at a weighted average price per Subordinate Voting Share of Cdn.$446.21.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:   John Varnell, Vice President, Corporate Development at (416) 367-4941